UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CREDIT ACCEPTANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310101
(CUSIP Number)

Bradley J. Wyatt
Dickinson Wright PLLC
350 S. Main Street, Suite 300
Ann Arbor MI 48104
(734) 623-1905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2009 Remainder Trust
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	931,323
(8) Shared voting power	0
(9) Sole dispositive power	931,323
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	931,323
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	7.2%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2010 Remainder Trust
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	628,321
(8) Shared voting power	0
(9) Sole dispositive power	628,321
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	628,321
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.86%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2010 Remainder Trust #2
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	8,826
(8) Shared voting power	0
(9) Sole dispositive power	8,826
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	8,826
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	0.07%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Cusip No. 225310101	13D

(1) Names of reporting persons	The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	116,579
(8) Shared voting power	0
(9) Sole dispositive power	116,579
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	116,579
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	0.90%
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Cusip No. 225310101	13D

(1) Names of reporting persons	Donald A. Foss Irrevocable Trust Dated August 14, 2022
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Michigan
Number of shares beneficially owned by each reporting person with (7) Sole voting power	1,452,797
(8) Shared voting power	0
(9) Sole dispositive power	1,452,797
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	1,452,797
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	11.24%*
(14) Type of reporting person (see instructions)	OO

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Cusip No. 225310101	13D

(1) Names of reporting persons	Allan V. Apple, not individually but solely in capacity as trustee
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	United States of America
Number of shares beneficially owned by each reporting person with (7) Sole voting power	125,405
(8) Shared voting power	3,012,441
(9) Sole dispositive power	1,685,049
(10) Shared dispositive power	1,452,797
(11) Aggregate amount beneficially owned by each reporting person	3,137,846
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	24.28%
(14) Type of reporting person (see instructions)	IN

* The percentage is calculated based upon total outstanding shares of 12,921,686, as of July 25, 2022, as set forth in the Issuer’s Form 10-Q dated August 1, 2022.

Item 1. Security and Issuer.

Common Stock of Credit Acceptance Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

This statement is filed jointly by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Donald A. Foss 2010 Remainder Trust #2, the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants, and each established under the laws of Michigan (collectively, the “Trusts”), and Allan V. Apple, a citizen of the United States. Mr. Apple is a trustee of the Trusts. The principal business of the Trusts is to implement the estate plans of the settlor of the Trusts, Donald Foss, following Mr. Foss’s death.

Mr. Allan is principally responsible as trustee of the Trusts but is otherwise retired from his professional duties. His address is 6657 Camarillo Terrace Ln, Del Ray Beach, FL 33446.

The principal office of the Trusts and of Mr. Apple is 101 W 14 Mile Road, Madison Heights, MI 48071.

During the last five (5) years, none of the Trusts or Mr. Apple has been a party to a criminal proceeding or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Upon the death of Mr. Foss on August 14, 2022, the Donald A. Foss Revocable Living Trust became irrevocable, and Mr. Apple was appointed as co-trustee of the Donald A. Foss Irrevocable Trust Dated August 14, 2022. By virtue of the foregoing, Mr. Apple, the co-trustees, and the Donald A. Foss Irrevocable Trust Dated August 14, 2022 acquired, for no consideration, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 1,452,797 shares of common stock of the Issuer (the “Acquisition”). Prior to the Acquisition, the Reporting Persons (except Donald A. Foss Irrevocable Trust Dated August 14, 2022) reported changes in beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) of the Securities Exchange Act, 1934.

Item 4. Purpose of Transaction.

The purpose of the Acquisition is to implement Ms. Foss’ estate plans as set forth in the terms of the trust agreement governing the Donald A. Foss Irrevocable Trust Dated August 14, 2022. Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in the transactions set forth in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Donald A. Foss 2009 Remainder Trust directly holds 931,323 shares, which represents 7.20% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust directly holds 628,321 shares, which represents 4.86% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust #2 directly holds 8,826 shares, which represents 0.07% of common stock of the Issuer, the Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants holds 116,579 shares, which represents 0.9% of common stock of the Issuer; and the Donald A. Foss Irrevocable Trust Dated August 14, 2022 directly holds 1,452, 797 shares, which represents 11.24% of common stock of the Issuer. Each of the Trusts has sole voting and dispositive power with respect to the shares beneficially owned by them.

Mr. Apple beneficially owns an aggregate of 3,137,846 shares, which represents 24.28% of common stock of the Issuer by virtue of his capacity as trustee/co-trustee of the Trusts. Mr. Apple has sole voting power over 125,405 shares of common stock of the Issuer, and shared voting power with co-trustee of the Donald A. Foss 2009 Remainder Trust and Donald A. Foss 2010 Remainder Trust over 1,559,654 shares of common stock of the Issuer. Further, Mr. Apple shares voting and dispositive power with co-trustees of the Donald A. Foss Irrevocable Trust Dated August 14, 2022 over 1,452,797 shares of common stock of the Issuer. Lastly, Mr. Apple has sole dispositive power over 1,685,049 shares of common stock of the Issuer.

Mr. Apple disclaims beneficial ownership of these shares owned by such Trusts.

Neither the Trusts nor Mr. Apple effected any transactions in shares of common stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

Donald A. Foss Irrevocable Trust Dated August 14, 2022

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

/s/ Allan V. Apple
Name: Allan V. Apple

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date listed below.

Date: September 16, 2022	The Donald A. Foss 2009 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

The Donald A. Foss 2010 Remainder Trust #2

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

The Donald A. Foss 2011 Remainder Trust FBO Robert S. Foss and Descendants

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Trustee

Donald A. Foss Irrevocable Trust Dated August 14, 2022

/s/ Allan V. Apple
Name: Allan V. Apple
Title: Co-Trustee

/s/ Allan V. Apple
Name: Allan V. Apple